PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121



18th January 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs



**Premier Oil plc (f/k/a Premier Oil Group plc)**
**Rule 12g3-2(b) Exemption: File No. 82-34723**

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 18th January 2006:

*"Drilling Update".*

Yours faithfully

Stephen Huddle



Stephen Huddle
**Company Secretary**

Enc

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

# PREMIER OIL plc
## ("Premier" or "the Company")

## Drilling update

Premier notes Oilexco's announcement of drilling results for the Palomino well which has been plugged and abandoned as a dry hole.

Whilst Premier held an 18.75% equity in the block, it did not contribute to the cost of this well following a farmout agreement with Oilexco.

### Oilexco Incorporated:

### Drilling Results for Palomino Property

CALGARY, ALBERTA--(CCNMatthews - Jan. 18, 2006) - Oilexco Incorporated ("Oilexco") (TSX:OIL)(AIM:OIL) announces that drilling results for its Palomino prospect located in Block 21/6a, UK Central North Sea, indicate that there are no commercial quantities of hydrocarbons from the well 21/6-7. Oilexco paid 84.21% of the 21/6-7 well, for a 50% interest in the Palomino project. The well is currently being plugged and abandoned.

"While we are disappointed that the drilling results are unfavourable, it must be noted that this exploratory prospect was one of the higher risk opportunities in our portfolio. We are pleased that our drilling techniques resulted in this well being drilled in a relatively short timeframe at a cost well under budget", said Arthur Millholland, President and CEO of Oilexco. "We have a large inventory of appraisal and exploratory drilling opportunities ahead of us in the UK North Sea that we are pursuing with the semi-submersible Sedco 712 under long term contract, and the semi-submersible Bredford Dolphin under a three well contract commencing later in the first quarter. Oilexco's Brenda-Nicol project has shown that positive findings from drilling can be quickly translated into development plans."

### Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Oilexco's control, including: the impact of general economic conditions in the areas in which the Company operates, civil unrest, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. In addition there are risks and uncertainties associated with oil and gas operations, therefore Oilexco's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, which Oilexco will derive therefrom.

All statements included in this press release that address activities, events or developments that Oilexco expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include future production rates, completion and production timetables and costs to complete wells. These statements are based on assumptions made by Oilexco based on its experience perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances.

Oilexco is listed on the Alternative Investment Market of the London Stock Exchange plc ("LSE-AIM") and the Toronto Stock Exchange ("TSX"), trading under the symbol OIL

**18 January 2006**


**ENQUIRIES**

**Premier Oil plc** **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

**Pelham PR**
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**